As filed with the Securities and Exchange Commission on October 7, 2004

Registration No. 333-117229

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOST MARRIOTT CORPORATION

(Exact name of registrant as specified in its governing instrument)

Maryland	53-0085950
(State of Incorporation)	(I.R.S. Employer Identification Number)

6903 Rockledge Drive, Suite 1500

Bethesda, Maryland 20817

(240) 744-1000

(Address and telephone number of principal executive offices)

Elizabeth A. Abdoo, Esq.

Executive Vice President and General Counsel

Host Marriott Corporation

6903 Rockledge Drive, Suite 1500

Bethesda, Maryland 20817

(240) 744-1000

(Name, address and telephone number of agent for service)

Copies to:

Scott C. Herlihy, Esq.

LATHAM & WATKINS

555 11th Street, N.W. Suite 1000

Washington, DC 20004

(202) 637-2200

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 7, 2004

PROSPECTUS

27,322,400 Shares of Common Stock

This prospectus relates to 27,322,400 shares of our common stock that may be offered for resale by the persons or entities listed herein who may become stockholders of ours upon issuance of shares of common stock upon exchange of 3.25% Exchangeable Senior Debentures due April 15, 2024 of Host Marriott, L.P. (of which we are the sole general partner and in which we own 94% of the partnership interests). Host Marriott, L.P. issued the debentures in a private offering on March 16, 2004. This prospectus also relates to an indeterminate number of additional shares of our common stock that may be issued from time to time upon exchange of the debentures as a result of exchange rate adjustments under the terms of the debentures.

The selling stockholders named in this prospectus, or in supplements hereto, may sell all or a portion of the common stock, from time to time, in market transactions, in negotiated transactions or otherwise, and at prices and on terms which will be determined by the then prevailing market price for common stock or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. In addition, the selling stockholders may offer the common stock from time to time through ordinary brokerage transactions on the New York Stock Exchange. See “Plan of Distribution” for additional information on the methods of sale.

No securities are being offered or sold by us pursuant to this prospectus. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “HMT”. On October 5, 2004, the last reported sale price of our common stock was $14.18 per share.

Our principal executive offices are located at 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817. Our phone number is (240) 744-1000.

Investing in the offered securities involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October     , 2004.

You should rely only on the information contained in or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this prospectus and in any prospectus supplement or in the documents incorporated therein is accurate as of any date other than the date of this prospectus or such documents.

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ABOUT THIS PROSPECTUS

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “us,” “our,” “Host Marriott,” or the “Company” means Host Marriott Corporation, including our consolidated subsidiaries. References to the “Operating Partnership” or to “Host LP” are to Host Marriott, L.P., a Delaware limited partnership.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933. Under the shelf process, the selling stockholders may, from time to time, sell the offered securities described in this prospectus in one or more offerings. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering by one or more stockholders. We may also provide a prospectus supplement to add, update or change information contained in this prospectus.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3 of which this prospectus is a part, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters. You should not assume that the information in this prospectus, any prospectus supplement or in any document incorporated herein or therein by reference is accurate as of any date other than the date on the front of each document.

You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” in this prospectus.

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SUMMARY

This summary contains a general summary of the information contained in this prospectus. The summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, that are part of the reports we file with the SEC and that are incorporated by reference in this prospectus. You should carefully consider the information contained in and incorporated by reference in this entire prospectus including the information set forth under the heading “Risk Factors”, beginning on page 2 of this prospectus.

General

We are a Maryland corporation and we operate as a self-managed and self-administered real estate investment trust, or REIT. We own our properties and conduct our operations through Host Marriott, L.P., a Delaware limited partnership of which we are the sole general partner and in which we hold approximately 94% of the partnership interests as of October 1, 2004.

As of October 1, 2004, our lodging portfolio consisted of 113 full-service hotels containing approximately 57,300 rooms. Our portfolio is geographically diverse with hotels in most of the major metropolitan areas in 28 states, Washington, D.C., Toronto and Calgary, Canada and Mexico City, Mexico. Our locations include central business districts of major cities, near airports and resort/convention locations. Our hotels are operated under such brand names as Marriott, Ritz-Carlton, Hyatt, Four Seasons, Fairmont, Hilton, Sheraton and Westin.

The address of our principal executive office is 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817. Our phone number is (240) 744-1000. Our Internet website address is www.hostmarriott.com.

The Offering

This prospectus relates to the resale by the selling stockholders of up to 27,322,400 shares of our common stock that we may issue to the selling stockholders upon exchange of the 3.25% Exchangeable Senior Debentures due April 15, 2024 of Host Marriott, L.P. (plus an indeterminate number of additional shares of our common stock that may be issued from time to time upon exchange of the debentures as a result of exchange rate adjustments under the terms of the debentures).

RISK FACTORS

You should carefully consider the risk factors set forth below and other information included or incorporated by reference in this prospectus before you decide to buy our common stock. This includes the risk factors set forth below and the matters discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and the discussion of material federal income tax consequences applicable to us and holders of our common stock incorporated by reference from our Form 8-K dated March 5, 2004, which are incorporated by reference into this prospectus, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended. For more information, see the section entitled, “Where You Can Find More Information” in this prospectus.

Risks of Ownership of our Common Stock

There are limitations on the acquisition of our common stock and changes in control. Our charter and bylaws, the partnership agreement of the Operating Partnership, our stockholder rights plan and the Maryland General Corporation Law contain a number of provisions, the exercise of which could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for our stockholders or otherwise be in their best interests, including the following:

• Ownership limit. The 9.8% ownership limit described under “Risk Factors—Risks of Ownership of our Common Stock—There are possible adverse consequences of limits on ownership of our common stock” may have the effect of precluding a change in control of us by a third party without the consent of our Board of Directors, even if the change in control would be in the interests of our stockholders, and even if the change in control would not reasonably jeopardize our REIT status.

• Removal of board of directors. Our charter provides that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than our common stock, directors may be removed only for cause and only by the affirmative vote of stockholders holding at least two-thirds of all the votes entitled to be cast for the election of directors. Vacancies on the Board of Directors may be filled by the concurring vote of a majority of the remaining directors (except that a vacancy resulting from an increase in the number of directors must be filled by a majority vote of the entire Board of Directors) and, in the case of a vacancy resulting from the removal of a director by the stockholders, by at least two-thirds of all the votes entitled to be cast in the election of directors.

• Preferred shares; classification or reclassification of unissued shares of capital stock without stockholder approval. Our charter provides that the total number of shares of stock of all classes that we have authority to issue is 800,000,000, initially consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock. Our Board of Directors has the authority, without a vote of stockholders, to classify or reclassify any unissued shares of stock, including common stock into preferred stock or vice versa, and to establish the preferences and rights of any preferred or other class or series of shares to be issued. The issuance of preferred shares or other shares having special preferences or rights could delay, defer or prevent a change in control even if a change in control would be in the interests of our stockholders. Because our Board of Directors has the power to establish the preferences and rights of additional classes or series of shares without a stockholder vote, our Board of Directors may give the holders of any class or series preferences, powers and rights, including voting rights, senior to the rights of holders of our common stock.

• Consent rights of the limited partners. Under the partnership agreement of the Operating Partnership, we generally will be able to merge or consolidate with another entity with the consent of partners holding limited percentage interests that are more than 50% of the aggregate percentage interests of the outstanding limited partnership interests entitled to vote on the merger or consolidation, including any limited partnership interests held by us, as long as the holders of limited partnership interests either receive or have the right to receive the same consideration as our stockholders. We, as holder of a majority of the limited partnership interests, would be able to control the vote. Under our charter, holders of at least two-thirds of our outstanding shares of common stock generally must approve the merger or consolidation.

• Maryland business combination law. Under the Maryland General Corporation Law, specified “business combinations,” including specified issuances of equity securities, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s then outstanding shares, or an “interested stockholder,” or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any of these specified business combinations must be approved by 80% of the votes entitled to be cast by the holders of outstanding voting shares and by two-thirds of the votes entitled to be cast by the holders of voting shares other than voting shares held by an interested stockholder unless, among other conditions, the corporation’s common stockholders receive a minimum price, as defined in the Maryland General Corporation Law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder. We are subject to the Maryland business combination statute.

• Maryland control share acquisition law. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. “Control shares” are voting shares which, if aggregated with all other voting shares previously acquired by the acquiror or over which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of the voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to specified exceptions. We are subject to these control share provisions of Maryland law.

• Merger, consolidation, share exchange and transfer of our assets. Pursuant to our charter, subject to the terms of any outstanding class or series of capital stock, we can merge with or into another entity, consolidate with one or more other entities, participate in a share exchange or transfer our assets within the meaning of the Maryland General Corporation Law if approved (1) by our Board of Directors in the manner provided in the Maryland General Corporation Law and (2) by our stockholders holding two-thirds of all the votes entitled to be cast on the matter, except that any merger of us with or into a trust organized for the purpose of changing our form of organization from a corporation to a trust requires only the approval of our stockholders holding a majority of all votes entitled to be cast on the merger. Under the Maryland General Corporation Law, specified mergers may be approved without a vote of stockholders and a share exchange is only required to be approved by a Maryland corporation by its Board of Directors if the corporation is the successor. Our voluntary dissolution also would require approval of stockholders holding two-thirds of all the votes entitled to be cast on the matter.

• Certain amendments to our charter and bylaws. Our charter contains provisions relating to restrictions on transferability of our common stock, fixing the size of our Board of Directors within the range set forth in our charter, removal of directors and the filling of vacancies, all of which may be amended only by a resolution adopted by the Board of Directors and approved by our stockholders holding two-thirds of the votes entitled to be cast on the matter. Any amendments of these provisions of our charter (setting forth the necessary approval requirements) also would require action of our Board of Directors and the approval by stockholders holding two-thirds of all the votes entitled to be cast on the matter. As permitted under the Maryland General Corporation Law, our bylaws provide that directors have the exclusive right to amend our bylaws.

• Stockholder rights plan. We adopted a stockholder rights plan which provides, among other things, that when specified events occur, our stockholders will be entitled to purchase from us a newly created class or series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 20% or more of our outstanding common stock. The exercise of the preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors.

There are possible adverse consequences of limits on ownership of our stock. To maintain our qualification as a REIT for Federal income tax purposes, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities. In addition, a person who owns, directly or by attribution, 10% or more of an interest in a tenant of ours, or a tenant of any partnership in which we are a partner, cannot own, directly or by attribution, 10% or more of our shares without jeopardizing our qualification as a REIT. Primarily to facilitate maintenance of our qualification as a REIT for Federal income tax purposes, the ownership limit, under our charter prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person or persons acting as a group, of more than 9.8% of the issued and outstanding shares of our common stock, and prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person, or persons acting as a group, of more than 9.8% of the issued and outstanding shares of any class or series of our preferred shares or any other class or series of stock. Together, these limitations are referred to as the “ownership limit.”

Our Board of Directors, in its sole and absolute discretion, may waive or modify the ownership limit with respect to one or more persons who would not be treated as “individuals” for purposes of the Internal Revenue Code if the Board of Directors is satisfied, based upon information required to be provided by the party seeking the waiver and, if it determines necessary or advisable, upon an opinion of counsel satisfactory to our Board of Directors, that ownership in excess of this limit will not cause a person who is an individual to be treated as owning shares in excess of the ownership limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize our status as a REIT for Federal income tax purposes (for example, by causing any of our tenants to be considered a “related party tenant” for purposes of the REIT qualification rules). Stock acquired or held in violation of the ownership limit will be transferred automatically to a trust for the benefit of a designated charitable beneficiary, and the person who acquired the stock in violation of the ownership limit will not be entitled to any distributions thereon, to vote those shares of stock or to receive any proceeds from the subsequent sale of the stock in excess of the lesser of the price paid for the stock or the amount realized from the sale. A transfer of shares of our stock to a person who, as a result of the transfer, violates the ownership limit may be void under certain circumstances, and, in any event, would deny that person any of the economic benefits of owning shares of our stock in excess of the ownership limit. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect the stockholders’ ability to realize a premium over the then-prevailing market price for our stock in connection with such transaction.

Shares of our common stock that are or become available for sale could affect the price for shares of our common stock. Sales of a substantial number of shares of our common stock, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. In addition, holders of units of limited partnership interest in the Operating Partnership (referred to as “OP Units”), whose OP Units are redeemed by the Operating Partnership in exchange for common stock, will be able to sell those shares freely, unless the person is our affiliate and resale of the affiliate’s shares is not covered by an effective registration statement. Further, a substantial number of shares of our common stock have been and will be issued or reserved for issuance from time to time under our employee benefit plans, including shares of our common stock reserved for options, or pursuant to securities we may issue that are convertible into shares of our common stock or securities (other than OP Units) that the Operating Partnership has issued that are exchangeable for shares of our common stock. These shares of common stock would be available for sale in the public markets from time to time pursuant to exemptions from registration or upon registration. As of October 1, 2004, (i) there are approximately 22 million OP Units outstanding that are currently redeemable, and (ii) there are outstanding $500 million aggregate principal amount of 3.25% Exchangeable Senior Debentures of the Operating Partnership exchangeable under certain conditions for shares of our common stock at a price of approximately $18.30 per share (subject to adjustment for various reasons, including as a result of the payment of dividends to our common stockholders). Moreover, additional shares of our common stock issued by us would be available in the future for sale in the public markets. We can make no prediction about the effect that future sales of our common stock would have on the market price of our common stock.

Our earnings and cash distributions will affect the market price of shares of our common stock. We believe that the market value of a REIT’s equity securities is based primarily upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings, and is secondarily based upon the value of the underlying assets. For that reason, shares of our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flow to stockholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of our common stock. Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

Market interest rates may affect the price of shares of our common stock. We believe that one of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rate on the shares, considered as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of REIT shares may expect a higher distribution rate. Thus, higher market interest rates could cause the market price of our shares to go down.

Financial Risks and Risks of Operation

We depend on external sources of capital for future growth and we may be unable to access capital when necessary. Unlike corporations, our ability to reduce our debt and finance our growth largely must be funded by external sources of capital because we are generally required to distribute to our stockholders at least 90% of our taxable income in order to qualify as a REIT, including taxable income we recognize for tax purposes but with regard to which we do not receive corresponding cash. Our ability to access the external capital we require could be hampered by a number of factors many of which are outside of our control, including, without limitation, declining general market conditions, unfavorable market perception of our growth potential, decreases in our current and estimated future earnings, excessive cash distributions or decreases in the market price of our common stock. In addition, our ability to access additional capital may also be limited by the terms of our existing indebtedness, which, among other things, restricts our incurrence of debt and the payment of distributions. The occurrence of any of these above-mentioned factors, individually or in combination, could prevent us from being able to obtain the external capital we require on terms that are acceptable to us or at all and the failure to obtain necessary external capital could have a material adverse affect on our ability to finance our future growth.

We have substantial leverage. We have a significant amount of indebtedness and that could have important consequences. It currently requires us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which reduces the availability of our cash flow to fund working capital, capital expenditures, expansion efforts, distributions to our stockholders and other general purposes. Additionally, our high level of indebtedness could:

• limit our ability in the future to undertake refinancings of our indebtedness or obtain financing for expenditures, acquisitions, development or other general corporate or business purposes on terms and conditions acceptable to us, if at all; or

• affect adversely our ability to compete effectively or operate successfully under adverse economic conditions.

If our cash flow and working capital were not sufficient to fund our expenditures or service our indebtedness, we would have to raise additional funds through:

• the sale of our equity;

• the incurrence of additional permitted indebtedness by the Operating Partnership; or

• the sale of our assets.

We cannot assure you that any of these sources of funds would be available to us or, if available, would be on terms that we would find acceptable or in amounts sufficient for us to meet our obligations or fulfill our business plan.

Our revenues and the value of our properties are subject to conditions affecting the lodging industry. The lodging industry has experienced a difficult period, and operations generally declined from 2001 to 2003, which caused declines in our revenue per available room, or RevPAR, and profit margins. The decline in the lodging industry was attributed to a number of factors including a weak economy, the effect of terrorist attacks, terror alerts and potential terrorist activity in the United States and the war in Iraq, all of which changed the travel patterns of both business and leisure travelers. While our operations have improved and RevPAR increased for the first three quarters of 2004, it is not clear whether the changes in travel patterns of both business and leisure travelers are permanent or whether they will continue to evolve creating new opportunities or difficulties for the industry. Any forecast we make regarding our results of operations may be affected and can change based on the following risks:

•	changes in the national, regional and local economic climate;

•	reduced demand and increased operating costs and other conditions resulting from terrorist threats;

•	changes in business and leisure travel patterns;

•	local market conditions such as an oversupply of hotel rooms or a reduction in lodging demand;

•	the attractiveness of our hotels to consumers relative to our competition;

•	the performance of the managers of our hotels;

•	changes in room rates and increases in operating costs due to inflation and other factors; and

•	unionization of the labor force at our hotels.

Our expenses may not decrease if our revenue drops. Many of the expenses associated with owning and operating hotels, such as debt payments, property taxes, insurance, utilities, and employee wages and benefits, are relatively inflexible and do not necessarily decrease in tandem with a reduction in revenue at the property. We continue to work with our managers to reduce the operating costs of our hotels and while we have achieved reductions in operating costs as a result of these efforts, further cost reductions could be difficult to achieve if operating levels were to decline. Regardless of these efforts to reduce costs, our expenses will be affected by inflationary increases, and in the case of certain costs, such as wages, benefits and insurance, may exceed the rate of inflation in any given period. Our managers may be unable to offset any such increased expenses with higher room rates. Any of our efforts to reduce operating costs or failure to make scheduled capital expenditures could adversely affect the growth of our business and the value of our hotel properties.

Our revenues may be affected by increased use of reservation systems based on the Internet. Although a majority of the room reservations made on the Internet are made through websites maintained by our managers, a growing number of reservations are also made through independent Internet sites. These independent Internet sites often purchase room reservations at a negotiated discount from participating properties, which could result in lower average room rates compared to the room rates offered by the manager on its website. While we do not believe that price is the only factor considered when choosing our properties, if the room rate available to consumers using the independent Internet sites were to be significantly lower than those offered by our managers on their websites our revenues and results of operations could be adversely affected.

Our ground lease payments may increase faster than the revenues we receive on the hotels situated on the leased properties. As of October 1, 2004, forty-two of all or a portion of our hotels are subject to ground leases.

These ground leases generally require increases in ground rent payments every five years. Our ability to service our debt could be adversely affected to the extent that our revenues do not increase at the same or a greater rate than the increases in rental payments under the ground leases. In addition, if we were to sell a hotel encumbered by a ground lease, the buyer would have to assume the ground lease, which may result in a lower sales price.

We do not control our hotel operations and we are dependent on the managers of our hotels. Because Federal income tax laws restrict REITs and their subsidiaries from operating a hotel, we do not manage our hotels. Instead, we lease substantially all of our full-service properties to subsidiaries which qualify as “taxable REIT subsidiaries” under applicable REIT laws, and our taxable REIT subsidiaries retain third-party managers to manage our hotels pursuant to management agreements. Our income from the hotels may be adversely affected if our managers fail to provide quality services and amenities or if they fail to maintain a quality brand name. While our taxable REIT subsidiaries monitor the hotel managers’ performance, we have limited specific recourse under our management agreements if we believe that the hotel managers are not performing adequately. In addition, from time to time, we have had, and continue to have, differences with the managers of our hotels over their performance and compliance with the terms of our management agreements. We generally resolve issues with our managers through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate such a dispute. Failure by our hotel managers to fully perform the duties agreed to in our management agreements could adversely affect our results of operations. In addition, our hotel managers manage, and in some cases own or have invested in, hotels that compete with our hotels, which may result in conflicts of interest. As a result, our hotel managers have in the past made and may in the future make decisions regarding competing lodging facilities that are not or would not be in our best interests.

The terms of our debt place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks. The documents governing the terms of the senior notes and credit facility of the Operating Partnership contain covenants that place restrictions on us and our subsidiaries. The activities upon which such restrictions exist include, but are not limited to:

•	acquisitions, mergers and consolidations;

•	the incurrence of additional debt;

•	the creation of liens;

•	the sale of assets;

•	capital expenditures;

•	raising capital;

•	the payment of dividends; and

•	transactions with affiliates.

In addition, certain covenants in the credit facility of the Operating Partnership require it and our other subsidiaries to meet financial performance tests. The restrictive covenants in the indenture, the credit facility and the documents governing our other debt (including our mortgage debt) may reduce our flexibility in conducting our operations and may limit our ability to engage in activities that may be in our long-term best interest. The Operating Partnership’s failure to comply with these restrictive covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our debt.

Our mortgage debt contains provisions that may reduce our liquidity. Certain of our mortgage debt requires that, to the extent cash flow from the hotels which secure such debt drops below stated levels, we escrow cash flow after the payment of debt service until operations improve above the stated levels. In some cases, the escrowed amount may be applied to the outstanding balance of the mortgage debt. When such provisions are triggered, there can be no assurance that the affected properties will achieve the minimum cash flow levels required to trigger a release of any escrowed funds. The amounts required to be escrowed may be material and may negatively affect our liquidity by limiting our access to cash flow after debt service from these mortgaged properties.

Our ability to pay dividends on our common stock may be limited or prohibited by the terms of our indebtedness. We and our subsidiaries, including the Operating Partnership, are, and may in the future become, parties to agreements and instruments which restrict or prevent the payment of dividends on our classes and series of capital stock. For example, under the terms of our credit facility and our senior notes indenture, distributions to us by the Operating Partnership, which we depend upon in order to obtain the cash necessary to pay dividends, are permitted only to the extent that, at the time of the distributions, the Operating Partnership can satisfy certain financial covenant tests and meet other requirements which are summarized below in “Dividend Policy—Dividend and Redemption Restrictions Under Our Debt Instruments and Our Preferred Stock.” At any time during which it fails to meet these requirements, the Operating Partnership will only be able to make cash distributions to us in the amounts required to maintain our qualification as a REIT (subject to limitations on the Operating Partnership’s ability to pay these “permitted REIT distributions” described below in “Dividend Policy—Dividend and Redemption Restrictions Under Our Debt Instruments and Our Preferred Stock”).

Beginning in the third quarter of 2002 and continuing through the fiscal quarter ended March 26, 2004, the Operating Partnership was prohibited from making distributions and other restricted payments, other than permitted REIT distributions, because the Operating Partnership’s EBITDA-to-interest coverage ratio as calculated under the indenture governing its senior notes (which measures the Operating Partnership’s ratio of its pro forma consolidated EBITDA to pro forma consolidated interest expense) was below 2.0 to 1.0. Accordingly, during this period, the Operating Partnership was only able to make distributions to us, and we only have been able to pay dividends to the extent that we had taxable income and were required to make distributions to maintain our status as a REIT.

Currently, our EBITDA-to-interest coverage ratio is above 2.0 to 1.0, based upon our results of operations for the four fiscal quarters ended September 10, 2004. As a result, and because we expect operations to continue to improve, we currently expect to be able to pay dividends on our outstanding classes of preferred stock without regard to whether we generate any taxable income. Additionally, we recently reinstated a small dividend on our common stock. Notwithstanding our current expectations, a decline in our operations or an increase in our consolidated interest expense, or any combination thereof, or, if the Operating Partnership is required to give pro forma effect to any other transactions that have a similar effect, could cause the Operating Partnership’s EBITDA-to-interest coverage ratio to again fall below 2.0 to 1.0. This could once again limit the amount of the Operating Partnership’s distributions to us (and our payment of dividends on our capital stock) to only permitted REIT distributions. If the Operating Partnership’s EBITDA-to-interest coverage ratio again falls below 2.0 to 1.0, or the Operating Partnership is otherwise limited in the amount of distributions it can make to us under the terms of the senior notes indenture, we cannot assure you that we would be able to pay dividends on any class of our capital stock.

Accordingly, our ability to continue paying dividends on our common stock will depend on several factors outside of our control, such as our liquidity, the extent of our taxable income or loss from operations in 2004 and thereafter, our ability to meet the minimum EBITDA-to-interest coverage ratio and to satisfy the other requirements for making distributions set forth in the senior notes indenture and our credit facility and the amount of cumulative accrued dividends, if any, that remain unpaid on our outstanding classes of preferred stock (as discussed below).

Our ability to pay dividends on our common stock may also be limited or prohibited by the terms of our preferred stock. Under the terms of each of our outstanding classes of preferred stock, we are not permitted to pay dividends on our common stock unless cumulative dividends have been paid (or funds for payment have been set aside for payment) on each such class of preferred stock. The amount of aggregate dividends that accrue on our outstanding classes of preferred stock each quarter is approximately $34 million.

In the event that we fail to pay the accrued dividends on our preferred stock for any reason, including because we are prevented from paying such dividends under the terms of the Operating Partnership’s debt instruments (as discussed above), dividends will continue to accrue on all outstanding classes of our preferred stock and we will be prohibited from paying any dividends on our common stock until all such accrued but unpaid dividends on our preferred stock have been paid (or funds for such payment have been set aside).

Rating Agency downgrades may increase our cost of capital. Both our corporate debt and our preferred stock are rated by independent rating agencies, such as Moody’s and Standard & Poor’s. These rating agencies may elect to downgrade their ratings on our corporate debt and our preferred stock at any time. These downgrades may negatively affect our access to the capital markets and increase our cost of capital.

Our management agreements could impair the sale or financing of our hotels. Under the terms of our management agreements, we generally may not sell, lease or otherwise transfer the hotels unless the transferee is not a competitor of the manager and the transferee assumes the related management agreements and meets specified other conditions. Our ability to finance or sell any of the properties, depending upon the structure of such transactions, may require the manager’s consent. If, in these circumstances, the manager does not consent, we would be prohibited from taking actions in our best interest without breaching the management agreement.

The acquisition contracts relating to some hotels limit our ability to sell or refinance those hotels. For reasons relating to tax considerations of the former and current owners of nine hotels, we have agreed to restrictions on selling the hotels, or repaying or refinancing the mortgage debt for varying periods depending on the hotel. We have also agreed not to sell more than 50% of the original allocated value attributable to the former owners of a portfolio of 11 additional hotels, or to take other actions that would result in the recognition and allocation of gain to the former owners of such hotels for income tax purposes. We anticipate that, in specified circumstances, we may agree to similar restrictions in connection with future hotel acquisitions. As a result, even if it were in our best interests to sell these hotels or repay or otherwise reduce the level of the mortgage debt on such hotels, it may be difficult or costly to do so during their respective lock-out periods.

We may be unable to sell properties because real estate investments are illiquid. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. The inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition and our ability to service our debt. In addition, there are limitations under the federal tax laws applicable to REITs that may limit our ability to recognize the full economic benefit from a sale of our assets.

We depend on our key personnel. Our success depends on the efforts of our executive officers and other key personnel. None of our key personnel have employment agreements and we do not maintain key person life insurance for any of our executive officers. We cannot assure you that these key personnel will remain employed by us. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our financial performance.

Litigation judgments or settlements could have a material adverse effect on our financial condition. We are a party to various lawsuits, including lawsuits relating to our conversion into a REIT. While we and the other defendants to such lawsuits believe all of the lawsuits in which we are a defendant are without merit and we are vigorously defending against such claims, we can give no assurance as to the outcome of any of the lawsuits. If any of the lawsuits were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, there could be a material adverse effect on our financial condition.

We may acquire hotel properties through joint ventures with third parties that could result in conflicts. Instead of purchasing hotel properties directly, we may invest as a co-venturer. Co-venturers often share control over the operation of a joint venture. For example, we entered into a joint venture with Marriott International that owns two limited partnerships holding, in the aggregate, 120 Courtyard by Marriott hotels. Subsidiaries of Marriott International manage these Courtyard by Marriott hotels and other subsidiaries of Marriott International serve as ground lessors and mezzanine lender to the partnerships. Actions by a co-venturer could subject the assets to additional risk, including:

•	our co-venturer in an investment might have economic or business interests or goals that are inconsistent with our, or the joint venture’s, interests or goals;

•	our co-venturer may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

•	our co-venturer could go bankrupt, leaving us liable for its share of joint venture liabilities.

Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent.

Environmental problems are possible and can be costly. We believe that our properties are in compliance in all material respects with applicable environmental laws. Unidentified environmental liabilities could arise, however, and could have a material adverse effect on our financial condition and performance. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at the property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. Environmental laws also govern the presence, maintenance and removal of asbestos. These laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Compliance with other government regulations can be costly. Our hotels are subject to various other forms of regulation, including Title III of the Americans with Disabilities Act, building codes and regulations pertaining to fire safety. Compliance with those laws and regulations could require substantial capital expenditures. These regulations may be changed from time to time, or new regulations adopted, resulting in additional costs of compliance, including potential litigation. Any increased costs could have a material adverse effect on our business, financial condition or results of operations.

Future terrorist attacks or changes in terror alert levels could adversely affect us. Previous terrorist attacks in the United States have adversely affected the travel and hospitality industries, including the full-service portion of the hotel industry. The impact which terrorist attacks in the United States or elsewhere could have on our business in particular and the U.S. economy, the global economy and global financial markets in general is indeterminable. It is possible that such attacks or the threat of such attacks could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties and on our results of operations and financial condition as a whole.

Some potential losses are not covered by insurance. We carry comprehensive insurance coverage for general liability, property, business interruption and other risks with respect to all of our hotels and other properties. These policies offer coverage features and insured limits that we believe are customary for similar type properties. Generally, our “all-risk” property policies provide coverage that is available on a per occurrence basis and that, for each occurrence, has an overall limit as well as various sub-limits on the amount of insurance proceeds we can receive. Sub-limits exist for certain types of claims such as service interruption, abatement, earthquakes, expediting costs or landscaping replacement, and the dollar amounts of these sub-limits are significantly lower than the dollar amounts of the overall coverage limit. Our property policies also provide that all of the claims from each of our properties resulting from a particular insurable event must be combined together for purposes of evaluating whether the aggregate limits and sub-limits contained in our policies have been exceeded and, in the case of four of our hotels where the manager provides this coverage, any such claims will also be combined with the claims of other owners participating in the managers’ program for the same purpose. That means that, if an insurable event occurs that affects more than one of our hotels, or, in the case of hotels where coverage is provided by the management company, affects hotels owned by others, the claims from each affected hotel will be added together to determine whether the aggregate limit or sub-limits, depending on the type of claim, have been reached and each affected hotel may only receive a proportional share of the amount of insurance proceeds provided for under the policy if the total value of the loss exceeds the aggregate limits available. We may incur losses in excess of insured limits and, as a result, we may be even less likely to receive sufficient coverage for risks that affect multiple properties such as earthquakes or certain types of terrorism.

In addition, there are other risks such as war, certain forms of terrorism such as nuclear, biological or chemical terrorism and some environmental hazards that may be deemed to fall completely outside the general coverage limits of our policies or may be uninsurable or may be too expensive to justify insuring against. If any such risk were to materialize and materially adversely affect one or more of our properties, we would likely not be able to recover our losses.

We may also encounter challenges with an insurance provider regarding whether it will pay a particular claim that we believe to be covered under our policy. Should a loss in excess of insured limits or an uninsured loss occur or should we be unsuccessful in obtaining coverage from an insurance carrier, we could lose all, or a portion of, the capital we have invested in a property, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

We may not be able to recover fully under our existing terrorism insurance for losses caused by some types of terrorist acts, and federal terrorism legislation does not ensure that we will be able to obtain terrorism insurance in adequate amounts or at acceptable premium levels in the future. We obtain terrorism insurance as part of our all-risk property insurance program. However, as noted above, our all-risk policies have limitations such as per occurrence limits and sublimits which might have to be shared proportionally across participating hotels under certain loss scenarios. Also, all-risk insurers only have to provide terrorism coverage to the extent mandated by the Terrorism Risk Insurance Act (TRIA) for “certified” acts of terrorism—namely those which are committed on behalf of non-United States persons or interests. Furthermore, we do not have full replacement coverage at all of our properties for acts of terrorism committed on behalf of United States persons or interests (“noncertified” events) as our coverage for such incidents is subject to sublimits and annual aggregate limits. In addition, property damage related to war and to nuclear, biological and chemical incidents is excluded under our policies. While TRIA will reimburse insurers for losses resulting from nuclear, biological and chemical perils, TRIA does not require insurers to offer coverage for these perils and, to date, insurers are not willing to provide this coverage, even with government reinsurance. In addition, TRIA terminates on December 31, 2005, and there is no guarantee that the terrorism coverage that it mandates will be readily available or affordable thereafter. As a result of the above, there remains considerable uncertainty regarding the extent and adequacy of terrorism coverage that will be available to protect our interests in the event of future terrorist attacks that impact our properties.

Federal Income Tax Risks

Recent changes in taxation of corporate dividends may adversely affect the value of our stock. While corporate dividends have traditionally been taxed at ordinary income rates, dividends received by individuals through December 31, 2008 from regular C corporations generally will be taxed at the maximum capital gains tax rate of 15% as opposed to the maximum ordinary income tax rate of 35%. REIT dividends are not eligible for the lower capital gains rates, except in certain circumstances where the dividends are attributable to income that has been subject to corporate-level tax. While the earnings of a REIT that are distributed to its stockholders generally will be subject to less Federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level income tax, this difference in the taxation of dividends could cause individual investors to view the stock of regular C corporations as more attractive relative to the stock of REITs. Individual investors could hold this view because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual’s other ordinary income. We cannot predict what effect, if any, this difference in the taxation of dividends may have on the value of the stock of REITs, either in terms of price or relative to other potential investments.

To qualify as a REIT, we are required to distribute at least 90% of our taxable income, irrespective of our available cash or outstanding obligations. To continue to qualify as a REIT, we currently are required to distribute to our stockholders with respect to each year at least 90% of our taxable income, excluding net capital gain. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income and 95% of our capital gain net income for that year and any undistributed taxable income from prior periods less excess distributions from prior years. We intend to make distributions, subject to the availability of cash and in compliance with any debt covenants, to our stockholders to comply with the distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the Operating Partnership. However, there are differences in timing between our recognition of taxable income and our receipt of cash available for distribution due to, among other things, the seasonality of the lodging industry and the fact that some taxable income will be “phantom” income, which is taxable income that is not matched by cash flow to us. Due to some transactions entered into in years prior to the REIT conversion, we could recognize substantial amounts of “phantom” income. It is possible that these timing differences could require us to borrow funds or to issue additional equity to enable us to meet the distribution requirement and, therefore, to maintain our REIT status, and to avoid the nondeductible excise tax. In addition, because the REIT distribution requirements prevent us from retaining earnings, we will generally be required to refinance debt that matures with additional debt or equity. We cannot assure you that any of the sources of funds, if available at all, would be sufficient to meet our distribution and tax obligations.

Adverse tax consequences would apply if we failed to qualify as a REIT. We believe that we have been organized and have operated in such a manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year beginning January 1, 1999, and we currently intend to continue to operate as a REIT during future years. No assurance can be provided, however, that we qualify as a REIT or that new legislation, treasury regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our REIT qualification. If we fail to qualify as a REIT, we will not be allowed to take a deduction for distributions to stockholders in computing our taxable income, and we will be subject to Federal and state income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, unless entitled to statutory relief, we would not qualify as a REIT for the four taxable years following the year during which REIT qualification is lost. Any determination that we do not qualify as a REIT would have a materially adverse effect on our results of operations and could reduce the value of our common stock materially. The additional tax liability to us for the year or years in which we did not qualify would reduce our net earnings available for investment, debt service or distribution to our stockholders. Furthermore, we would no longer be required to make any distributions to stockholders as a condition to REIT qualification and all of our distributions to stockholders would be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits, or “E&P.” This means that stockholders taxed as individuals currently would be taxed on those dividends at capital gains rates and corporate stockholders generally would be entitled to the dividends received deduction with respect to such dividends, subject in each case, to applicable limitations under the Internal Revenue Code. Our failure to qualify as a REIT also would cause an event of default under our credit facility that could lead to an acceleration of the amounts due under the credit facility, which, in turn, would constitute an event of default under our outstanding debt securities.

If our leases are not respected as true leases for Federal income tax purposes, we would fail to qualify as a REIT. To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be passive income, like rent. For the rent paid pursuant to the leases, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for Federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. In addition, the lessees must not be regarded as related party tenants, as defined in the Internal Revenue Code. We believe that the leases will be respected as true leases for Federal income tax purposes. There can be no assurance, however, that the IRS will agree with this view. We also believe that Crestline Capital Corporation, the lessee of substantially all of our full service hotels prior to January 1, 2001, was not a related party tenant and, as a result of changes in the tax laws effective January 1, 2001, HMT Lessee, LLC, or HMT Lessee, will not be treated as a related party tenant so long as it qualifies as a taxable REIT subsidiary. If the leases were not respected as true leases for federal income tax purposes or if the lessees were regarded as related party tenants, we would not be able to satisfy either of the two gross income tests applicable to REITs and we would lose our REIT status. See “Risk Factors—Federal Income Tax Risks—Adverse tax consequences would apply if we failed to qualify as a REIT” above.

If HMT Lessee fails to qualify as a taxable REIT subsidiary, we would fail to qualify as a REIT. For our taxable years beginning on and after January 1, 2001, as a result of REIT tax law changes under the specific provisions of the Ticket to Work and Work Incentives Improvement Act of 1999, which we refer to as the “REIT Modernization Act”, we are permitted to lease our hotels to a subsidiary of the Operating Partnership that is taxable as a corporation and that elects to be treated as a taxable REIT subsidiary. Accordingly, HMT Lessee has directly or indirectly acquired all of the full-service hotel leasehold interests from third parties. So long as HMT Lessee and other affiliated lessees qualify as taxable REIT subsidiaries of ours, they will not be treated as “related party tenants.” We believe that HMT Lessee qualifies to be treated as a taxable REIT subsidiary for Federal income tax purposes. We cannot assure you, however, that the IRS will not challenge its status as a taxable REIT subsidiary for Federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in disqualifying HMT Lessee from treatment as a taxable REIT subsidiary, we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests and, accordingly, we would cease to qualify as a REIT. See “Risk Factors—Federal Income Tax Risks—Adverse tax consequences would apply if we failed to qualify as a REIT” above.

Despite our REIT status, we remain subject to various taxes, including substantial deferred and contingent tax liabilities. Notwithstanding our status as a REIT, we are subject, through our ownership interest in the Operating Partnership, to certain Federal, state, local and foreign taxes on our income and property. In addition, we will be required to pay Federal income tax at the highest regular corporate rate upon our share of any “built-in gain” recognized as a result of any sale before January 1, 2009, by the Operating Partnership of assets, including the hotels, in which interests were acquired by the Operating Partnership from our predecessor and its subsidiaries as part of our conversion into a REIT (referred to as the “REIT Conversion”). Built-in gain is the amount by which an asset’s fair market value exceeded our adjusted basis in the asset on January 1, 1999, the first day of our first taxable year as a REIT. The total amount of gain on which we would be subject to corporate income tax if the assets that we held at the time of the REIT Conversion were sold in a taxable transaction prior to January 1, 2009 would be material to us. In addition, at the time of the REIT Conversion, we expected that we or Rockledge Hotel Properties, Inc. or Fernwood Hotel Assets, Inc., or Rockledge and Fernwood, respectively (each of which is a taxable corporation in which the Operating Partnership owned a 95% nonvoting interest and, as of April, 2001, acquired 100% of the voting interests and each of which elected to be a taxable REIT subsidiary effective January 1, 2001), likely would recognize substantial built-in gain and deferred tax liabilities in the next ten years without any corresponding receipt of cash by us or the Operating Partnership. We may have to pay certain state income taxes because not all states treat REITs the same as they are treated for federal income tax purposes. We may also have to pay certain foreign taxes to the extent we own assets or conduct operations in foreign jurisdictions. The Operating Partnership is obligated under its partnership agreement to pay all such taxes (and any related interest and penalties) incurred by us, as well as any liabilities that the IRS or the tax authorities successfully may assert against us for corporate income taxes for taxable years prior to the time we qualified as a REIT. Our taxable REIT subsidiaries, including Rockledge, Fernwood and HMT Lessee, are taxable as corporations and will pay federal, state and local income tax on their net income at the applicable corporate rates, and foreign taxes to the extent they own assets or conduct operations in foreign jurisdictions.

If the IRS were to challenge successfully the Operating Partnership’s status as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences. We believe that the Operating Partnership qualifies to be treated as a partnership for federal income tax purposes. As a partnership, it is not subject to federal income tax on its income. Instead, each of its partners, including us, is required to pay tax on its allocable share of the Operating Partnership’s income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as a corporation for tax purposes, we would fail to meet the income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. If the Operating Partnership fails to qualify as a partnership for federal income tax purposes or we fail to qualify as a REIT, either failure would cause an event of default under our credit facility that, in turn, could constitute an event of default under our outstanding debt securities. Also, the failure of the Operating Partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us. Finally, the classification of the Operating Partnership as a corporation would cause us to recognize gain at least equal to our “negative capital account,” if any.

As a REIT, we are subject to limitations on our ownership of debt and equity securities. Subject to the exceptions discussed in this paragraph, a REIT is prohibited from owning securities in any one issuer to the extent that the value of those securities exceeds 5% of the value of the REIT’s total assets or the securities owned by the REIT represent more than 10% of the issuer’s outstanding voting securities or more than 10% of the value of the issuer’s outstanding securities. A REIT is permitted to own securities of a subsidiary in an amount that exceeds the 5% value test and the 10% vote or value test if the subsidiary elects to be a taxable REIT subsidiary, which is taxable as a corporation. However, a REIT may not own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of the REIT’s total assets.

Our taxable REIT subsidiaries are subject to special rules that may result in increased taxes. Several Internal Revenue Code provisions ensure that a taxable REIT subsidiary is subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

We may be required to pay a penalty tax upon the sale of a hotel. The Federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Under existing law, whether property, including hotels, is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends upon all of the facts and circumstances with respect to the particular transaction. The Operating Partnership intends that it and its subsidiaries will hold the hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make occasional sales of hotels as are consistent with the Operating Partnership’s investment objectives. We cannot assure you, however, that the IRS might not contend that one or more of these sales is subject to the 100% penalty tax.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the internet (http://www.sec.gov) and on our website (http://www.hostmarriott.com). You can also inspect reports and other information we file with the SEC at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us and our common stock. You can inspect or access electronically the registration statement and exhibits by the means described in the paragraph above.

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and the information that we file later with the SEC may update and supersede the information in this prospectus and the information we incorporated by reference. We incorporate by reference the documents listed below and any filings made by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the securities under this prospectus (in each case, other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K of Host Marriott Corporation for the fiscal year ended December 31, 2003 (including information specifically incorporated by reference therein from our Proxy Statement for our 2003 Annual Meeting);

•	Current Report on Form 8-K/A of Host Marriott Corporation dated November 13, 2003 and filed on January 27, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated February 5, 2004 and filed on February 6, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated and filed on February 24, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated and filed on March 5, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated March 9, 2004 and filed on March 11, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated March 16, 2004 and filed on March 17, 2004;

•	Quarterly Report on Form 10-Q of Host Marriott Corporation for the quarterly period ended March 26, 2004;

•	Quarterly Report on Form10-Q of Host Marriott Corporation for the quarterly period ended June 18, 2004.

•	Current Report on Form 8-K of Host Marriott Corporation dated April 28, 2004 and filed on April 29, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated and filed on May 25, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated May 26, 2004 and filed on June 1, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated and filed on June 2, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated June 1, 2004 and filed on June 10, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated July 2, 2004 and filed on July 7, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated and filed on July 21, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated July 21, 2004 and filed on July 22, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated May 11, 2004 and filed on July 26, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated and filed on July 27, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated and filed on August 4, 2004;

•	Current Report on Form 8-K of Host Marriott Corporation dated September 10, 2004 and filed September 16, 2004;

•	Description of our common stock included in Registration Statement on Form 8-A, as amended, of HMC Merger Corporation, filed November 18, 1998 (as amended on December 28, 1998);

•	Description of rights included in Registration Statement on Form 8-A, as amended, of HMC Merger Corporation, filed December 11, 1998 (as amended on December 24, 1998);

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, Host Marriott Corporation, 6903 Rockledge Drive, Suite 1500, Bethesda, Maryland, 20817 ((240) 744-1000).

You should rely only upon the information provided in this document or incorporated by reference in this prospectus and any supplement. We have not authorized anyone to provide you with different information.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contain certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are included throughout this prospectus and the information incorporated by reference herein, including in the section entitled “Risk Factors” and relate to, among other things, analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “continue,” and other similar terms and phrases, including references to assumptions.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	national and local economic and business conditions and changes in travel patterns, including the effect of terror alerts and potential terrorist activity on travel, that will affect, among other things, demand for products and services at our hotels, the level of room rates and occupancy that can be achieved by such properties, the availability and terms of financing and our liquidity;

•	changes in taxes and government regulations that influence or determine wages, prices, construction procedures and costs;

•	our ability to maintain properties in a first-class manner, including meeting capital expenditure requirements;

•	our ability to compete effectively in areas such as access, location, quality of accommodations and room rate;

•	our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;

•	our degree of leverage, which may affect our ability to obtain financing in the future;

•	the reduction in our operating flexibility and the limitation on our ability to pay dividends resulting from the terms of our preferred stock and the restrictive covenants in our debt agreements, which limit the amount of distributions the Operating Partnership can make to us to only permitted REIT distributions if its EBITDA-to-interest coverage ratio under the indenture governing its senior notes (which measures the Operating Partnership’s ratio of its pro forma consolidated EBITDA to pro forma consolidated interest expense) is less than 2.0 to 1.0, and other risks related to restricting covenants in our debt agreements, including the risk of default that could occur;

•	government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;

•	the effects of tax legislative action;

•	our ability to continue to satisfy complex rules in order for us to maintain REIT status for Federal income tax purposes, the ability of the Operating Partnership to satisfy the rules to maintain its status as a partnership for Federal income tax purposes, the ability of certain of our subsidiaries to maintain their status as taxable REIT subsidiaries for Federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;

•	the effect of any rating agency downgrades on the cost and availability of new debt financings;

•	the relatively fixed nature of our property-level operating costs and expenses;

•	our ability to recover fully under our existing insurance for terrorist acts and our ability to maintain adequate or full replacement cost “all-risk” property insurance on our properties; and

•	other factors discussed above under the heading “Risk Factors” and in other filings with the SEC.

Although we believe that the expectations reflected in any of our forward-looking statements are based upon reasonable assumptions, any of these assumptions could prove to be inaccurate and the forward-looking statement based on these assumptions could be incorrect, and actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent known and unknown risks and uncertainties. Accordingly, our forward-looking statements are qualified in their entirety by reference to the factors described below under the heading “Risk Factors” and in the information incorporated by reference herein.

All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. We undertake no obligation to update any information contained herein or incorporated herein by reference or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we became aware of, after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of the common stock covered by this prospectus, but we will incur expenses in connection with the filing of the registration statement of which this prospectus forms a part. We will pay certain costs and expenses incurred in connection with the sale of the common stock covered by this prospectus, excluding any brokerage fees and commission and share transfer and other taxes attributable to the sale of the common stock, which will be paid by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “HMT”. The table below sets forth for the periods indicated the high and low sales prices for our common stock as reported on the NYSE Composite Tape.

	Price Range
	High	Low
2002
First Quarter	$12.05	$9.20
Second Quarter	12.05	11.10
Third Quarter	11.60	9.05
Fourth Quarter	10.02	7.75
2003
First Quarter	$8.15	$6.10
Second Quarter	9.47	6.92
Third Quarter	10.27	8.67
Fourth Quarter	12.32	9.95
2004
First Quarter	$13.00	$11.95
Second Quarter	12.91	11.37
Third Quarter	14.04	12.20
Fourth Quarter (through October 5, 2004)	14.41	13.45

The last reported sale price of our common stock on the New York Stock Exchange on October 5, 2004 was $14.18 per share. At October 1, 2004 there were 350,745,565 shares of our common stock outstanding, held by approximately 35,000 stockholders.

We have not paid dividends on our common stock during the period presented above. The last dividends paid on our common stock were for the third quarter of 2001. We declared a $.05 common dividend on September 8, 2004 payable on December 20, 2004 to stockholders of record on November 30, 2004. See “Dividend Policy” for additional information.

DIVIDEND POLICY

We are required to distribute to our stockholders at least 90% of our taxable income in order to qualify as a REIT, including taxable income we recognize for tax purposes but with regard to which we do not receive corresponding cash. Funds we use to pay dividends on our common and preferred stock are provided through distributions from the Operating Partnership. For every share of our common and preferred stock, the Operating Partnership has issued to us a corresponding common OP unit and preferred OP unit. As of October 1, 2004, we are the owner of substantially all of the preferred OP units and approximately 94% of the common OP units. The remaining 6% of the common OP units are held by various third-party limited partners. As a result of the minority position in the Operating Partnership common OP units, these holders share, on a pro rata basis, in amounts being distributed by the Operating Partnership. As a general rule, when we pay a common or preferred dividend, the Operating Partnership pays an equivalent per unit distribution on all common or corresponding preferred OP units. For example, if we pay five cent per share dividend on our common stock, it would be based on payment of a five cent per common OP unit distribution by the Operating Partnership to us and all other common OP unit holders.

Our current policy on dividends is generally to distribute at least 100% of our taxable income, unless otherwise contractually restricted. As previously discussed, we were restricted in our ability to pay dividends on our common and preferred equity, except to the extent necessary to maintain our status as a REIT, as long as the Operating Partnership’s EBITDA-to-interest coverage ratio was under 2.0x. The Operating Partnership’s EBITDA-to-interest coverage ratio is now above 2.0x and we may now make distributions in excess of the minimum amount necessary to maintain our REIT status.

On September 8, 2004, our Board of Directors declared a $0.625 dividend per share for our publicly issued Class B and C Preferred Stock and a $0.5546875 dividend per share on the publicly issued Class E Preferred Stock. The preferred stock dividend will be paid on October 15, 2004 to stockholders of record on September 30, 2004. Also, we paid a dividend of $0.125 per share on our Class A Preferred Stock for dividends accrued through the August 3, 2004 redemption date. We currently intend to continue to pay dividends on our preferred stock regardless of the amount of taxable income as long as the Operating Partnership is over the 2.0x EBITDA-to-interest coverage ratio.

On September 8, 2004, our Board of Directors declared a $.05 per share dividend on our common stock payable in the fourth quarter of 2004, representing primarily the final distribution of 2003 taxable income. Assuming the continued improvement in operations throughout 2005 and a corresponding growth in taxable income, we intend to reinstate a quarterly dividend on our common stock in the $.04 to $.06 per share range beginning with the first quarter of 2005 dividend (which would be payable on or about April 15, 2005). The amount of any common dividend will be determined by the Board of Directors.

Dividend and Redemption Restrictions Under Our Debt Instruments and Our Preferred Stock

We and our subsidiaries, including the Operating Partnership, are, and may in the future become, parties to agreements and instruments which restrict or prevent the payment of dividends on our classes and series of capital stock. Additionally, the terms of our outstanding classes of preferred stock restrict or prevent the payment of dividends on our common stock unless all dividends that have accrued on such classes of preferred stock have been paid or set aside for payment.

        The Operating Partnership’s Credit Facility. The Operating Partnership’s credit facility provides that while its leverage ratio (as defined in the credit facility) is less than 6.00:1.00, distributions may only be paid to holders of equity interests of the Operating Partnership, including Host Marriott as a partner of the Operating Partnership, and we may only pay dividends on our capital stock, including our common stock, so long as (1) no default or event of default under the credit facility exists at the time of the payment or would exist immediately after giving effect to such payment and (2) we qualify or have taken all actions necessary to qualify as a REIT for Federal income tax purposes. Assuming the foregoing conditions are met, the Operating Partnership may distribute quarterly to us and the other holders of the units of the Operating Partnership, and we may pay dividends to our stockholders, in an amount not to exceed the greater of (I) the greatest of (A) 100% of “cash available for distribution” (as defined in the credit facility), (B) 100% of “taxable income” (as defined in the credit facility) and (C) the minimum amount necessary for us to maintain our tax status as a REIT and to satisfy the distribution required to be made by Notice 88-19 under the Internal Revenue Code of 1986 (or Treasury regulations issued pursuant thereto) by reason of our having made the election provided for therein, or (II) if the Operating Partnership’s “consolidated interest coverage ratio” (as defined in the credit facility) is greater than 2.0 to 1.0, 85% of our funds from operations (as defined and adjusted in the credit facility) for the current fiscal year.

At any time that the Operating Partnership’s leverage ratio is less than 6.00:1.00, then the Operating Partnership is not subject to the above restrictions on distributions. Instead, the credit facility provides that the Operating Partnership will be subject to the same restrictions on distributions as in the senior notes indenture (discussed below).

The Operating Partnership’s Senior Notes Indenture. In addition, the senior notes indenture governing the Operating Partnership’s outstanding 7 7/8% Series B senior notes due 2008, 8 3/8% Series E senior notes due

2006, 9 1/4% Series G senior notes due 2007 and 9  1/2% Series I senior notes due 2007 provides that no distributions may be made to holders of its equity interests, including Host Marriott as a partner of the Operating Partnership, during the continuance of defaults or events of defaults under the senior notes indenture or if the Operating Partnership could not incur at least $1.00 of indebtedness (as defined) under the terms of the indebtedness covenant of the senior notes indenture. The Operating Partnership’s ability to incur indebtedness under the senior notes indenture’s indebtedness covenant is subject to various financial tests and requirements, including that the Operating Partnership’s EBITDA-to-interest coverage ratio (which measures the ratio of its pro forma consolidated EBITDA to its pro forma consolidated interest expense, as these terms are defined in the senior notes indenture) be 2.0 to 1.0 or greater. In addition, the aggregate amount of all of the Operating Partnership’s indebtedness must be less than or equal to 65% of its total assets plus accumulated depreciation.

The senior notes indenture also provides that distributions may not be made to holders of the Operating Partnership’s equity interests, including Host Marriott, if all distributions and other “restricted payments” (as defined) made since August 5, 1998 (the initial issue date of debt securities under the senior notes indenture) generally exceed the sum of (a) 95% of the Operating Partnership’s aggregate funds from operations (as defined) beginning on the first day of the fiscal quarter in which debt securities were first issued under the senior notes indenture, (b) 100% of the net cash proceeds from the permitted issuance of certain equity interests of the Operating Partnership and from the issuance of specified convertible indebtedness upon conversion thereof, or otherwise received as capital contributions (as defined), (c) the total net reduction in certain investments resulting from payments to the Operating Partnership or the sale of those investments, (d) the fair market value of noncash tangible assets or capital stock (other than that of the Operating Partnership or Host Marriott) acquired in exchange for qualified capital stock (as defined), and (e) fair market value of noncash tangible assets or capital stock (other than that of the Operating Partnership or Host Marriott) contributed to the Operating Partnership as a capital contribution (as defined). The aggregate amount of distributions and other “restricted payments” that the Operating Partnership is permitted to make pursuant to clause (3) of the preceding sentence is sometimes referred to as the Operating Partnership’s “restricted payments basket.”

Notwithstanding the foregoing restrictions on distributions by the Operating Partnership, it is permitted under the senior notes indenture to make distributions as required to allow us to make all dividend payments necessary to maintain our status as a REIT for Federal income tax purposes (which we call “permitted REIT distributions”) unless (1) it is during the continuance of a default or event of default under the senior notes indenture or (2) the aggregate principal amount of all outstanding indebtedness of the Operating Partnership and its restricted subsidiaries (as defined in the senior notes indenture) (other than the Operating Partnership’s obligations under our 6 3/4% convertible subordinated debentures) at such time is equal to or greater than 80% of the value of the Operating Partnership’s adjusted total assets (as defined in the senior notes indenture).

The senior notes indenture governing the Operating Partnership’s outstanding 7 1/8% Series K senior notes due 2013 and 7% Senior L senior notes due 2012 contains limitations on distributions that may be made to holders of the Operating Partnership’s equity interests that are substantially similar to those governing the Operating Partnership’s other outstanding senior notes. However, the covenants governing distributions and other “restricted payments” in the indenture for the Series K senior notes and Series L senior notes provides that, for the purposes of determining whether the Operating Partnership may make a declaration or payment of any dividend or other distribution in respect of its preferred stock, the EBITDA-to-interest coverage ratio must be 1.7 to 1.0 or greater, rather than 2.0 to 1.0 or greater and the permitted REIT distributions definition provides that the Operating Partnership may make distributions to us without limitation in the amount necessary to permit us to distribute to our stockholders (1) 100% of the “real estate investment trust taxable income” within the meaning of the Internal Revenue Code or (2) such amounts necessary to maintain our status as a REIT or to enable us to avoid the payment of any tax that could be avoided by reason of such distribution. Our ability to make permitted REIT distributions under the indenture for the Series K senior notes is otherwise subject to similar conditions to those in the indenture governing the Operating Partnership’s other outstanding senior notes.

Our Convertible Subordinated Debentures. We are the obligor under $492 million aggregate principal amount of 6  3/4% convertible subordinated debentures due 2026, which are held by our subsidiary, Host Marriott Financial Trust, in connection with its 6 3/4% convertible quarterly income preferred securities. Under the terms of the indenture governing our convertible subordinated debentures, we may defer interest payments on the convertible subordinated debentures for a period not to exceed 20 consecutive quarters. To the extent that we defer the payment of interest on the convertible subordinated debentures, we will not be permitted to declare or pay any cash distributions with respect to our capital stock, including our common stock, or debt securities that rank on a parity with, or junior to, the convertible subordinated debentures.

Our Preferred Stock. Under the terms of each of our outstanding classes of preferred stock, we are not permitted to pay dividends on our common stock unless cumulative dividends have been paid (or funds for payment have been set aside for payment) on each such class of preferred stock. Dividends on our outstanding classes of preferred stock will accrue regardless of whether we are permitted to declare or pay dividends on our preferred stock.

In the event that we fail to pay the accrued dividends on our preferred stock, for any reason, including because we are prevented from paying such dividends under the terms of the Operating Partnership’s debt instruments (as discussed above) or by applicable law, dividends will continue to accrue on all outstanding classes of our preferred stock and we will be prohibited from paying any dividends on our common stock until all such accrued dividends on our preferred stock have been paid (or funds for such payment have been set aside).

DESCRIPTION OF CAPITAL STOCK

General

Our charter provides that we may issue up to 750,000,000 shares of common stock, $.01 par value per share, and up to 50,000,000 shares of preferred stock, $.01 par value per share. Of the 50,000,000 shares of preferred stock, (i) 650,000 shares have been classified as Series A Junior Participating Preferred Stock, (ii) 4,600,000 shares have been classified as 10% Class A Cumulative Redeemable Preferred Stock, (iii) 4,600,000 shares have been classified as 10% Class B Cumulative Redeemable Preferred Stock, (iv) 5,980,000 shares have been classified as 10% Class C Cumulative Redeemable Preferred Stock, (v) 40,000 shares have been classified as 10% Class D Cumulative Redeemable Preferred Stock and (vi) 8,000,000 shares have been classified as 8 7/8% Class E Cumulative Redeemable Preferred Stock. As of October 1, 2004, the following shares of our stock are outstanding:

•	common stock – 350,745,565 shares

•	10% Class B Cumulative Redeemable Preferred Stock – 4,000,000 shares

•	10% Class C Cumulative Redeemable Preferred Stock – 5,980,000 shares

•	10% Class D Cumulative Redeemable Preferred Stock – 33,182 shares

•	8 7/8% Class E Cumulative Redeemable Preferred Stock – 4,034,300 shares

Under Maryland law, our stockholders generally are not liable for our debts or obligations.

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, the Board is required by Maryland law and by our charter to set, subject to our charter restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Common Stock

All shares of common stock offered pursuant to this prospectus and any applicable supplement, when issued, will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends when authorized by our Board of Directors out of assets legally available for the payment of dividends. Common stockholders are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer of our stock.

Subject to our charter restrictions on transfer of our stock (see “Restrictions on Ownership and Transfer”), each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Holders of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to our charter restrictions on transfer of our stock, all shares of common stock will have equal dividend, liquidation and other rights.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless the transaction is advised by its board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter does not provide for a lesser percentage in these situations. Also, because many of the operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

Stockholder Rights Plan/Preferred Stock Purchase Rights

The Board of Directors has adopted a stockholder rights plan pursuant to a Rights Agreement dated as of November 23, 1998, as amended as of December 18, 1998 and August 21, 2002, between Host Marriott and The Bank of New York, as rights agent. Each share of common stock issued by Host Marriott between the date of adoption of the Rights Agreement and the Rights Distribution Date (defined below) or the date, if any, on which the Rights are redeemed, would have one preferred stock purchase right (a “Right”) attached to it. The Rights will expire on November 22, 2008, unless earlier redeemed or exchanged. Each Right, when exercisable, would entitle the holder to purchase one unit of Host Marriott Series A Junior Participating Preferred Stock, equal to one one-thousandth of a share of such stock, at a purchase price equal to $55.00 per unit, subject to adjustment. Until a Right is exercised, the holder of the Right, as such, would have no rights as a stockholder of Host Marriott, including, without limitation, the right to vote or to receive dividends.

The Rights Agreement provides that the Rights initially attach to all certificates representing common stock then outstanding. The Rights would separate from the common stock and a distribution of Rights certificates would occur (a “Rights Distribution Date”) upon the earlier to occur of:

•	ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding common stock (the “Stock Acquisition Date”) or

•	ten business days, or some later date as the Board of Directors may determine, following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person of 20% or more of the outstanding common stock.

For the purposes of determining the 20% threshold amount, the following shares of common stock are not included:

•	shares received pursuant to the Agreement and Plan of Merger, dated November 23, 1998, pursuant to which Host Marriott Corporation, a Delaware corporation, was merged into Host Marriott, in exchange for shares of common stock of Host Marriott Corporation which the holder beneficially owned on February 3, 1989 and owned continuously thereafter

•	shares acquired by a person pursuant to a gift, bequest, inheritance or distribution from a trust or from a corporation controlled by that person where the shares of common stock were exempt shares under the Rights Agreement immediately prior to their acquisition and where the shares of common stock were beneficially owned by that person continuously after their acquisition and

•	shares acquired as a result of a stock dividend, stock distribution or other recapitalization relating to exempt shares under the Rights Agreement.

Until the Rights Distribution Date, the Rights will be represented by the common stock certificates, and will be transferred with, and only with, the common stock certificates. The Rights are not exercisable until the Rights Distribution Date.

If a person becomes the beneficial owner of 20% or more of the then outstanding common stock, except in connection with an offer for all outstanding common stock which the directors by a two-thirds vote determine to be fair to and otherwise in the best interests of Host Marriott and its stockholders, each holder of a Right would, after the end of a redemption period, have the right to exercise the Right by purchasing, for an amount equal to the purchase price, shares of common stock having a value equal to two times the purchase price, subject to the ownership limit. All Rights acquired by the Acquiring Person will be null and void.

Each holder of a Right would have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the purchase price of the Right if, at any time following the Stock Acquisition Date,

•	Host Marriott is acquired in a merger or other business combination transaction in which it is not the surviving corporation, other than a merger which follows an offer described in the preceding paragraph or

•	50% or more of Host Marriott’s assets or earning power is sold or transferred.

At any time after a person becomes an Acquiring Person, the Board of Directors may exchange the Rights at an exchange ratio of one share of Host Marriott common stock per Right.

In general, the Board of Directors may redeem the Rights at a price of $.005 per Right at any time until ten days after an Acquiring Person has been identified as an Acquiring Person. If the decision to redeem the Rights occurs after a person becomes an Acquiring Person, the decision will require a two-thirds vote of directors.

The Rights have certain anti-takeover effects. The exercise of the Rights will cause substantial dilution to a person or group that attempts to acquire Host Marriott. The Rights, however, would not interfere with any merger or other business combination approved by the Board of Directors since the Board may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all rights or amend the Rights Agreement to exempt the person from the Rights Agreement.

Preferred Stock

Our charter originally authorized the Board of Directors to issue 50,000,000 shares of preferred stock. As of October 1, 2004, there is outstanding:

•	4,000,000 shares of 10% Class B Cumulative Redeemable Preferred Stock (which are referred to as the “Class B preferred stock”)

•	5,980,000 shares of 10% Class C Cumulative Redeemable Preferred Stock (which are referred to as the “Class C preferred stock”)

•	33,182 shares of 10% Class D Cumulative Redeemable Preferred Stock (which are referred to as the “Class D preferred stock”) and

•	4,034,300 shares of 8 7/8% Class E Cumulative Redeemable Preferred Stock (which are referred to as the “Class E preferred stock”).

The Board of Directors has the power to classify or reclassify any unissued preferred shares into one or more classes or series of capital stock, including common stock.

Restrictions on Ownership and Transfer

For Host Marriott to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities:

•	during the last half of a taxable year other than the first year for which an election to be treated as a REIT has been made or

•	during a proportionate part of a shorter taxable year.

In addition, if Host Marriott, or one or more owners of 10% or more of Host Marriott, actually or constructively owns 10% or more of a tenant of Host Marriott or a tenant of any partnership in which Host Marriott is a partner, the rent received by Host Marriott either directly or through any such partnership from such tenant generally will not be qualifying income for purposes of the REIT gross income tests of the Internal Revenue Code unless the tenant qualifies as a “taxable REIT subsidiary” and the leased property is a “qualified lodging facility” under the Internal Revenue Code. A REIT’s shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year other than the first year for which an election to be treated as a REIT has been made.

Primarily because the Board of Directors believes it is desirable for Host Marriott to qualify as a REIT, the charter provides that, subject to certain exceptions, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than:

•	9.8% of the lesser of the number or value of shares of common stock outstanding or

•	9.8% of the lesser of the number or value of the issued and outstanding preferred or other shares of any class or series of Host Marriott’s stock.

The foregoing is subject to a limitation on the application of the “group” limitation, but no other element of the ownership limit, to any “group” that otherwise exceeded the ownership limit at the effective time of such merger solely by reason of its status as a “group.”

The ownership attribution rules under the Internal Revenue Code are complex and may cause capital stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the common stock or the acquisition or ownership of an interest in an entity that owns, actually or constructively, common stock, by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding common stock and thus subject such common stock to the remedy provision under the ownership limit. The Board of Directors may grant an exemption from the ownership limit with respect to one or more persons who would not be treated as “individuals” for purposes of the Internal Revenue Code if it is satisfied, based upon an opinion of counsel and such other evidence as is satisfactory to the Board of Directors in its sole discretion, that:

•	such ownership will not cause a person who is an individual to be treated as owning capital stock in excess of the ownership limit, applying the applicable constructive ownership rules, and

•	will not otherwise jeopardize Host Marriott’s status as a REIT by, for example, causing any tenant of the Operating Partnership to be considered a “related party tenant” for purposes of the REIT qualification rules.

As a condition of such waiver, the Board of Directors may require undertakings or representations from the applicant with respect to preserving the REIT status of Host Marriott.

The Board of Directors will have the authority to increase the ownership limit from time to time, but will not have the authority to do so to the extent that after giving effect to such increase, five beneficial owners of capital stock could beneficially own in the aggregate more than 49.5% of the outstanding capital stock.

The charter further prohibits:

•	any person from actually or constructively owning shares of beneficial interest of Host Marriott that would result in Host Marriott being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause Host Marriott to fail to qualify as a REIT and

•	any person from transferring shares of Host Marriott’s capital stock if such transfer would result in shares of Host Marriott’s capital stock being owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of Host Marriott’s capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to Host Marriott and provide Host Marriott with such other information as Host Marriott may request in order to determine the effect of such transfer on Host Marriott’s status as a REIT.

If any purported transfer of shares of Host Marriott’s capital stock or any other event would otherwise result in any person violating the ownership limit or the other restrictions in the Articles of Incorporation, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the “Prohibited Transferee”) as to that number of shares that exceeds the ownership limit (referred to as “excess shares”) and

•	the Prohibited Transferee shall acquire no right or interest in such excess shares and

•	in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the ownership limit (the “Prohibited Owner”) shall cease to own any right or interest in such excess shares.

Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by Host Marriott (the “Beneficiary”). The automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of the violating transfer. Within 20 days of receiving notice from Host Marriott of the transfer of shares to the trust, the trustee of the trust, who shall be designated by Host Marriott and be unaffiliated with Host Marriott and any Prohibited Transferee or Prohibited Owner, will be required to sell the excess shares to a person or entity who could own the shares without violating the ownership limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for the excess shares or the sales proceeds received by the trust for the excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift, the trustee will be required to sell the excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by Host Marriott with respect to those excess shares, and also will be entitled to exercise all voting rights with respect to those excess shares. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by Host Marriott that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary.

However, if Host Marriott has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast its vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner, prior to the discovery by Host Marriott that the shares had been automatically transferred to a trust as described above, will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective to prevent violation of the ownership limit, then the charter provides that the transfer of the excess shares will be void.

In addition, shares of Host Marriott’s stock held in the trust shall be deemed to have been offered for sale to Host Marriott, or its designee, at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer to the trust or, in the case of a devise or gift, the market value at the time of the devise or gift and the market value of the shares on the date Host Marriott, or its designee, accepts the offer. Host Marriott will have the right to accept the offer until the trustee has sold the shares held in the trust. Upon such a sale to Host Marriott, the interest of the Beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the Prohibited Owner.

The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of Host Marriott to attempt to qualify, or to continue to qualify, as a REIT.

All certificates representing shares of Host Marriott’s capital stock will bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5%, or some other percentage between 1/2 of 1% and 5% as provided in the rules and regulations under the Internal Revenue Code, of the lesser of the number or value of the outstanding shares of Host Marriott’s capital stock must give a written notice to Host Marriott within 30 days after the end of each taxable year. In addition, each stockholder will, upon demand, be required to disclose to Host Marriott in writing such information with respect to the direct, indirect and constructive ownership of shares of Host Marriott’s capital stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

The ownership limit could have the effect of delaying, deferring or preventing a change in control or other transaction which might involve a premium for our stockholders over the then prevailing market price or otherwise be in their best interest.

Certain Provisions of Maryland Law and of Our Charter and Bylaws

The following description of certain provisions of Maryland law and of our charter and Bylaws is only a summary. For a complete description, we refer you to the Maryland General Corporation Law, our charter and our Bylaws. We have filed our charter and Bylaws as exhibits to this registration statement.

Election of the Board of Directors

Our charter provides that the number of our directors may be established by the Board of Directors but may not be fewer than three nor more than thirteen. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, (except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire Board of Directors) and, in the case of a vacancy resulting from the removal of a director by stockholders, by the holders of two-thirds of the votes entitled to be cast in the election of directors.

On May 20, 2004, our stockholders approved a proposal to amend our charter to declassify our Board of Directors. Accordingly, beginning with our 2005 Annual Meeting, our stockholders will elect all members of our Board of Directors annually.

Removal of Directors

Our charter provides that, except for any directors who may be elected by holders of a class or series of shares other than common stock, a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. Vacancies on the Board may be filled by the affirmative vote of the remaining directors except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire Board of Directors. Any vacancy resulting from the removal of a director by the stockholders may be filled by the affirmative vote of holders of at least two-thirds of the votes entitled to be cast in the election of directors. The affirmative vote of holders of at least two-thirds of all the votes entitled to be cast is required to amend, alter, change, repeal or adopt any provisions inconsistent with the foregoing director removal provisions. These provisions preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and, thus, may reduce the vulnerability of Host Marriott to an unsolicited takeover proposal which may not be in the best interest of the stockholders.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

The Board of Directors has not opted out of the business combinations provisions of the Maryland General Corporation Law and is subject to the five-year prohibition and the super-majority voting requirements with respect to business combinations involving Host Marriott; however, as permitted under Maryland law, Host Marriott’s Board of Directors may elect to opt out of these provisions in the future.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

The Board of Directors of Host Marriott has not opted out of the control share provisions of the Maryland General Corporation Law but, as permitted under Maryland law, may elect to opt out of these provisions in the future.

Amendment to the Charter and Bylaws

Our charter may be amended by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter; provided, however, that any amendment to certain charter provisions specifically identified in the charter, including provisions on removal of directors and filling vacancies, restrictions on ownership and transferability of stock, the vote required for certain extraordinary transactions and indemnification, must be approved by the affirmative vote of holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

As permitted under the Maryland General Corporation Law, the charter and Bylaws of Host Marriott provide that the directors have the exclusive right to amend the Bylaws. Amendment of this provision in the charter also would require Board action and the affirmative vote of holders of not less than two-thirds of all votes entitled to be cast on the matter

Dissolution of the Company

The dissolution of Host Marriott must be approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by the Board of Directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the Board of Directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by the Board of Directors, or (iii) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Bylaws.

Subtitle 8

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934 and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

Through provisions in our charter and Bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from the Board, (b) vest in the Board the exclusive power to fix the number of directorships and (c) require to call a special meeting of stockholders, unless called by our president or the Board, the request of holders of a majority of the votes entitled to be cast at the special meeting. As of the date of this prospectus, our Board has not made any election to be subject to any provisions of Subtitle 8.

Anti-takeover Effect of Certain Provisions of Maryland Law and of the Charter and Bylaws

The business combination provisions and the control share acquisition provisions of Maryland law, the provisions of our charter on removal of directors, the share ownership and transfer restrictions in the charter and the advance notice provisions of our Bylaws could delay, defer or prevent a transaction or a change in control of Host Marriott that might involve a premium price for holders of common stock or otherwise be in their best interest.

SELLING STOCKHOLDERS

Currently there is outstanding $500,000,000 aggregate principal amount of Host Marriott, L.P. debentures. We may issue the offered shares of common stock to the selling stockholders if, and to the extent that they exchange their debentures for shares of common stock. The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering for resale.

Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. Because the selling stockholders may offer, pursuant to this prospectus, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the selling stockholder upon consummation of any sales. In addition, the selling stockholders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from registration requirements of the Securities Act, some or all of their common stock since the date as of which such information was provided to us. The percentage ownership data is based on 350,745,565 shares of our common stock issued and outstanding as of October 1, 2004.

Unless otherwise set forth below, no selling stockholder has had any material relationship with us or any of our affiliates within the past three years, other than as a stockholder.

We have prepared the table based on information given to us by, or on behalf of, the selling stockholders on or before October 6, 2004. Information about the selling stockholders may change over time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements or amendments to this prospectus if and when necessary.

Name	Number of Shares Beneficially Owned Before Offering (1)	Number of Shares Being Offered for Resale (2)	Percentage of Common Stock Outstanding (3)
Associated Electric & Gas Insurance Services Limited	21,858	21,858	*
Aventis Pension Master Trust	17,486	17,486	*
Barclays Global Investors Diversified Alpha Plus Funds	42,076	42,076	*
Barclays Global Investors Limited	136,612	136,612	*
Barnet Partners Ltd.	136,612	136,612	*
Bear, Stearns & Co. Inc.†	163,934	163,934	*
BNP Paribas Equity Strategies, SNC	134,262	134,262	*
Boilermakers - Blacksmith Pension Trust	95,628	95,628	*
Calamos Convertible Fund - Calamos Investment Trust	808,743	808,743	*
Calamos Global Growth & Income Fund - Calamos Investment Trust	46,448	46,448	*
Calamos Growth & Income Fund - Calamos Investment Trust	2,185,792	2,185,792	*
Calamos Growth & Income Portfolio - Calamos Advisors Trust	15,301	15,301	*
Calamos Strategic Return Fund	475,410	475,410	*
CC Convertible Arbitrage, Ltd.	191,257	191,257	*
CEMEX Pension Plan	9,016	9,016	*
Century Park Trust	81,967	81,967	*
CGNU Life Fund	68,306	68,306	*
Citigroup Global Markets Inc.†	136,612	136,612	*
City of Knoxville Pension System	9,290	9,290	*
CNH CA Master Account, L.P.	27,322	27,322	*
Commercial Union Life Fund	84,699	84,699	*
Consulting Group Capital Market Funds	327,869	327,869	*
Convertible Securities Fund	4,372	4,372	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	144,973	144,973	*
CSS, L.L.C.	109,290	109,290	*
DB Equity Opportunities Master Portfolio Ltd.†	31,694	31,694	*
Deam Convertible Arbitrage	15,301	15,301	*
Delta Airlines Master Trust	77,322	77,322	*
Delta Pilots Disability and Survivorship Trust	27,322	27,322	*
DKR SoundShore Strategic Holding Fund Ltd.	109,290	109,290	*
Dorinco Reinsurance Company	54,645	54,645	*
Forest Fulcrum Fund LP	39,126	39,126	*
Forest Global Convertible Fund, Ltd., Class A-5	107,268	107,268	*
Forest Mult-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	101,639	101,639	*
FrontPoint Convertible Arbitrage Fund, L.P.	163,934	163,934	*
Geode U.S. Convertible Arbitrage Fund, a segregated account of Geode Capital Master Fund Ltd.	163,934	163,934	*
Grace Convertible Arbitrage Fund, Ltd.	245,902	245,902	*
HFR CA Global Opportunity Master Trust	31,148	31,148	*
HFR CA Select Fund	54,645	54,645	*
HFR RVA Select Performance Master Trust	15,355	15,355	*
HighBridge International LLC	1,092,896	1,092,896	*
Institutional Benchmarks Management Fund c/o Quattro Fund	36,885	36,885	*
Institutional Benchmarks Master Fund, Ltd.	109,290	109,290	*
John Deere Pension Trust	163,934	163,934	*
Kettering Medical Center Funded Depreciation Account	9,290	9,290	*
Knoxville Utilities Board Retirement System	9,016	9,016	*
LDG Limited	8,579	8,579	*
Lexington Vantage Fund c/o TQA Investors, LLC	1,913	1,913	*
LLT Limited	2,1694	21,694	*
Lyxor/Convertible Arbitrage Fund Limited	24,317	24,317	*
Lyxor/Forest Fund Limited	94,426	94,426	*
Lyxor/Zola Fund Ltd.	13,661	13,661	*
Macomb County Employees’ Retirement System	20,492	20,492	*
McMahan Securities Co. L.P.	54,645	54,645	*
Melody IAM LTD	43,716	43,716	*
MFS Total Return Fund A Series of Series Trust V	316,940	316,940	*
Nations Convertible Securities Fund	931,147	931,147	*
Northern Income Equity Fund	27,322	27,322	*
Norwich Union Life & Pensions	120,219	120,219	*
Polaris Vega Fund L.P.	221,311	221,311	*
Port Authority of Allegheny County Consolidated Trust Fund	6,284	6,284	*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	40,984	40,984	*
Prisma Foundation	3,825	3,825	*
Pyramid Equity Strategies Fund	7,650	7,650	*
Quattro Fund Ltd.	663,934	663,934	*
Quattro Multistrategy Masterfund LP	36,885	36,885	*
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio	833,333	833,333	*
RBC Alternative Assets LP	8,197	8,197	*
S.A.C. Arbitrage Fund, LLC	986,228	546,448	*
Sage Capital Management, LLC	139,344	139,344	*
San Diego County Employees Retirement Association	163,934	163,934	*
SCI Endowment Care Common Trust Fund - National Fiduciary Services	5,464	5,464	*
SCI Endowment Care Common Trust Fund - Suntrust Bank	3,005	3,005	*
SCI Endowment Care Common Trust Fund - Wachovia	1,366	1,366	*
Singlehedge US Convertible Arbitrage Fund	37,650	37,650	*
Sphinx Convertible Arbitrage SPC	35,082	35,082	*
Sphinx Fund c/o TQA Investors, LLC	5,847	5,847	*
SPT	60,109	60,109	*
St. Albans Partners Ltd.	218,579	218,579	*
Sturgeon Limited	27,650	27,650	*
Sunrise Partners Limited Partnership	624,449	461,749	*
The California Wellness Foundation	28,415	28,415	*
The Cockrell Foundation	4,645	4,645	*
The Dow Chemical Company Employees’ Retirement Plan	128,415	128,415	*
The Fondren Foundation	7,650	7,650	*
TQA Master Fund, Ltd.	83,716	83,716	*
TQA Master Plus Fund, Ltd.	130,874	130,874	*
Tribeca Investments Ltd.	1,010,929	1,010,929	*
Union Carbide Retirement Account	78,689	78,689	*
United Food and Commercial Workers Local 1262 and Employers Pension Fund	21,858	21,858	*
Univar USA Inc.	21,858	21,858
Value Line Convertible Fund, Inc.	21,858	21,858	*
White River Securities L.L.C.	163,934	163,934	*
Xavex Convertible Arbitrage 4 Fund	9,672	9,672	*
Xavex – Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	24,590	24,590	*
Zazove Convertible Arbitrage Fund, L.P.	341,530	341,530	*
Zazove Hedged Convertible Fund, L.P.	204,918	204,918	*
Zazove Income Fund, L.P.	81,967	81,967	*
Zola Partners, L.P.	13,661	13,661	*
Zurich Institutional Benchmarks Master Fund Ltd.	48,962	48,962	*
Zurich Institutional Bench Marks Master Fund Ltd. c/o TQA Investors, LLC	17,705	17,705	*
Unnamed stockholders or any future transferees, pledgees, donees or successors of or from any such unnamed stockholders(4)	—	11,533,882	3.29%

Total		27,322,400	7.79%

†	We have ongoing relationships with certain of these selling stockholders or their affiliates including through their participation as lenders under our amended and restated credit facility; their provision of commercial banking services, including mortgage loans and the provision of cash management services; their participation with us in interest swap agreements and other hedging instruments; or through their acting as underwriters for issuances of our senior notes and equity securities.
*	Less than one percent of the common stock outstanding, as applicable.
(1)	Includes shares of common stock issuable upon the exchange of debentures assuming an exchange rate of 54.6448 common shares for each $1,000 principal amount of debentures and a cash payment in lieu of any fractional shares. The exchange rate is subject to adjustment pursuant to the terms of the debentures.
(2)	Assumes the selling stockholder sells all of the common stock being offered by this prospectus.
(3)	Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 350,745,565 shares outstanding on October 1, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon exchange of the holder’s debentures. However, we did not assume exchange of any of other holder’s debentures.
(4)	We will identify additional selling stockholders, if any, by prospectus supplement or post-effective amendment before they offer or sell their securities.

PLAN OF DISTRIBUTION

We are registering the resales of common stock issuable upon exchange of the 3.25% Exchangeable Senior Debentures due 2024 of the Operating Partnership to permit selling stockholders to conduct secondary trading of these securities from time to time after the date of this prospectus. We will not receive any proceeds from the sale of the securities covered by this prospectus. The shares of common stock issuable upon exchange of the debentures are being offered on behalf of the selling stockholders.

The shares of common stock issuable upon exchange of the debentures may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the shares of common stock as principals, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed. If the shares of common stock are sold through brokers, dealers or underwriters, the selling stockholder (or a purchaser therefrom) will be responsible for underwriting discounts, concessions, or commissions or agent’s commissions. Unless otherwise permitted by law, if the shares are to be sold by pledgees, donees or transferees of, or other successors in interest to the selling stockholders, then we must distribute a prospectus supplement and/or file an amendment to this registration statement amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The sale of the shares of common stock may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

In addition, any shares of common stock that qualify for resale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A of the Securities Act rather than pursuant to this prospectus. In addition, a selling stockholder may transfer, devise, or gift shares of common stock by other means not described in this prospectus.

These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers or other financial institutions who may engage in short sales of the shares of common stock, sell the shares of common stock short and deliver these securities to close out such short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell such securities. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock which may be resold thereafter pursuant to this prospectus if the shares of common stock are delivered by the selling stockholders.

The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock and, if the selling stockholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling stockholders, in order for the shares of common stock to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or an amendment to this registration statement amending the list of selling stockholders to include the pledgee, transferee, secured party or other successors in interest as selling stockholders under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares of common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The selling stockholders and any underwriters, broker-dealers or agents who act in connection with the sale of shares of common stock hereunder may be deemed to be “underwriters” within the meaning of Section 2(ii) of the Securities Act, and any commissions they receive and proceeds of any sale of shares of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock. Selling Stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling stockholders may be deemed underwriters, they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days before the distribution. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

Under the registration rights agreement that has been filed as an exhibit to this registration statement, we will use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale of all of the registrable securities registered under the registration statement; and (ii) one year after the date of the last date that debentures have been exchanged for shares of common stock.

We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances for a period not to exceed 30 days in any 90-day period and not to exceed an aggregate of 90 days in any 12-month period if (i) we are required by law to do so or (ii) our CEO or CFO has determined in good faith that under circumstances related to the acquisition or divestiture of assets, pending corporate developments, public filings with the SEC, or other similar events, it is in the best interests of the Company to suspend use of this prospectus. We agreed to pay predetermined additional amounts to holders of the debentures and shares of common stock issuable upon exchange of the debentures if the prospectus is unavailable for the periods in excess of those permitted above.

Under the registration rights agreement, we have agreed to indemnify the initial purchaser, each selling stockholder and certain other persons, and each selling stockholder has agreed to indemnify us, the initial purchaser, the other selling stockholders and certain other persons, against certain specified liabilities, including liabilities arising under the Securities Act.

We have agreed, among other things, to bear all fees and expenses, other than selling expenses, commissions and discounts and transfer taxes, if any, of the selling stockholders, in connection with the registration and sale of the shares of common stock covered by this prospectus.

LEGAL MATTERS

The validity of the offered securities will be passed upon for us by Venable LLP, Baltimore, Maryland. Hogan & Hartson, L.L.P., Washington, D.C., will pass upon certain tax matters relating to this offering for us. If the offered securities are distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Host Marriott Corporation and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, and related schedule of real estate and accumulated depreciation included in our Current Report on Form 8-K filed on July 26, 2004, have been incorporated by reference herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report contains an explanatory paragraph that indicates that we adopted Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets,” in 2002, as discussed in note 1 to our consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated fees and expenses payable by Host Marriott in connection with the issuance and distribution of the securities being registered:

†Registration Fee	$42,649
*Printing and Duplicating Expenses	125,000
*Legal Fees and Expenses	500,000
*Accounting Fees and Expenses	150,000
*Blue Sky Fees	20,000
*Transfer Agent Fees and Expenses	25,000
*Miscellaneous	25,000

*Total	$887,649

†	Pursuant to Rule 457(p), $42,649 of the filing fee previously paid by Host Marriott, L.P., a subsidiary in which the Company owns more than 50 percent of the outstanding voting securities, upon the initial filing of the registration on Form S-3 (File Number 333- 61722) on May 25, 2001, is offset against the currently due filing fee.
*	Estimated

Item 15. Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of Host Marriott and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her status as a present or former director or officer of Host Marriott and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of Host Marriott and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his service in any such capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of Host Marriott in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Host Marriott does not have indemnification agreements with its directors and officers, but is currently evaluating whether to enter into such agreements. Any indemnification agreements, if entered into, may provide that Host Marriott indemnifies its directors and officers to the fullest extent permitted by law and advance to its directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, Host Marriott Corporation has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

Exhibit Index

4.1	Articles of Amendment and Restatement of Articles of Incorporation of Host Marriott Corporation (incorporated by reference to Exhibit 3.3 to Host Marriott Corporation’s Amendment No. 2 to its Registration Statement on Form S-4 (SEC File No. 333-64793) filed on November 10, 1998).

4.2	Articles of Amendment of the Articles of Incorporation of Host Marriott Corporation (incorporated by reference to Exhibit 3.2 to Host Marriott Corporation’s Registration Statement on Form 8-A filed with the SEC on June 1, 2004).

4.3	Bylaws of Host Marriott Corporation, as amended, effective August 1, 2002 (incorporated by reference to Exhibit 3.1 to Host Marriott’s Annual Report on Form 10-K for 2002, filed on March 31, 2003).

4.4	Rights Agreement between Host Marriott and The Bank of New York, as Rights Agent, dated as of November 23, 1998 (incorporated herein by reference to Exhibit 4.1 to Host Marriott Corporation’s Registration Statement on Form 8-A filed with the SEC on December 11, 1998).

4.5	Form of Rights Certificate (incorporated herein by reference to Exhibit 4.3 to Host Marriott Corporation’s Registration Statement on Form 8-A (SEC File No. 333-55807) filed with the SEC on December 11, 1998).

4.6	Amendment No. 1 to Rights Agreement between Host Marriott and The Bank of New York, as Rights Agent, dated as of December 18, 1998 (incorporated herein by reference to Exhibit 4.2 to Host Marriott’s Current Report on Form 8-K filed with the SEC on December 24, 1998).

4.7	Amendment No. 2 to Rights Agreement between Host Marriott Corporation and The Bank of New York as Rights Agent dated as of August 21, 2002 (incorporated by reference to Exhibit 4.3 to Host Marriott Corporation’s Report on Form 10-Q for the quarter ended September 6, 2002, filed on October 21, 2002).

4.8	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.7 to Host Marriott’s Amendment No. 4 to its Registration Statement on Form S-4 (SEC File No. 333-55807) filed on October 2, 1998).

4.9	Articles Supplementary of the Company Classifying and Designating a Series of Preferred Stock as Series A Junior Participating Preferred Stock and Fixing Distribution and Other Preferences and Rights of Such Series (incorporated herein by reference to Exhibit 4.2 to Host Marriott Corporation’s Registration Statement on Form 8-A (Registration No. 001-14625) filed with the SEC on December 11, 1998).

4.10†	Registration Rights Agreement, dated as of March 16, 2004, among Host Marriott Corporation, Host Marriott, L.P. and Goldman, Sachs & Co. as representatives of the several Initial Purchasers named therein.

5.1†	Opinion of Venable LLP regarding the legality of the securities being registered.

8.1†	Opinion of Hogan & Hartson L.L.P. regarding certain tax matters.

23.1	Consent of Venable LLP (included as part of Exhibit 5.1).

23.2	Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 8.1).

23.3*	Consent of KPMG LLP, independent registered public accounting firm.

24.1†	Power of Attorney (included in signature page).

*	Filed herewith
†	Previously filed

Item 17. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;”

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN BETHESDA, MARYLAND, ON THIS 7th DAY OF OCTOBER, 2004.

HOST MARRIOTT CORPORATION

By:	/s/ LARRY K. HARVEY
	NAME:	LARRY K. HARVEY
	TITLE:	SENIOR VICE PRESIDENT AND CORPORATE CONTROLLER

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

Signature	Title	Date
/s/ * CHRISTOPHER J. NASSETTA	President, Chief Executive Officer and Director (Principal Executive Officer)	October 7, 2004

/s/ * W. EDWARD WALTER	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 7, 2004

/s/ LARRY K. HARVEY LARRY K. HARVEY	Senior Vice President and Corporate Controller (Principal Accounting Officer)	October 7, 2004

/s/ * RICHARD E. MARRIOTT	Chairman of the Board of Directors	October 7, 2004

/s/ * ROBERT M. BAYLIS	Director	October 7, 2004

/s/ * TERENCE C. GOLDEN	Director	October 7, 2004

/s/ * ANN MCLAUGHLIN KOROLOGOS	Director	October 7, 2004

/s/ * JUDITH A. MCHALE	Director	October 7, 2004

/s/ * JOHN B. MORSE, JR.	Director	October 7, 2004

* By:	/s/ LARRY K. HARVEY
LARRY K. HARVEY Attorney-in-fact

Exhibit Index

4.1	Articles of Amendment and Restatement of Articles of Incorporation of Host Marriott Corporation (incorporated by reference to Exhibit 3.3 to Host Marriott Corporation’s Amendment No. 2 to its Registration Statement on Form S-4 (SEC File No. 333-64793) filed on November 10, 1998).

4.2	Articles of Amendment of the Articles of Incorporation of Host Marriott Corporation (incorporated by reference to Exhibit 3.2 to Host Marriott Corporation’s Registration Statement on Form 8-A filed with the SEC on June 1, 2004).

4.3	Bylaws of Host Marriott Corporation, as amended, effective August 1, 2002 (incorporated by reference to Exhibit 3.1 to Host Marriott’s Annual Report on Form 10-K for 2002, filed on March 31, 2003).

4.4	Rights Agreement between Host Marriott and The Bank of New York, as Rights Agent, dated as of November 23, 1998 (incorporated herein by reference to Exhibit 4.1 to Host Marriott Corporation’s Registration Statement on Form 8-A filed with the SEC on December 11, 1998).

4.5	Form of Rights Certificate (incorporated herein by reference to Exhibit 4.3 to Host Marriott Corporation’s Registration Statement on Form 8-A (SEC File No. 333-55807) filed with the SEC on December 11, 1998)

4.6	Amendment No. 1 to Rights Agreement between Host Marriott and The Bank of New York, as Rights Agent, dated as of December 18, 1998 (incorporated herein by reference to Exhibit 4.2 to Host Marriott’s Current Report on Form 8-K filed with the SEC on December 24, 1998).

4.7	Amendment No. 2 to Rights Agreement between Host Marriott Corporation and The Bank of New York as Rights Agent dated as of August 21, 2002 (incorporated by reference to Exhibit 4.3 to Host Marriott Corporation’s Report on Form 10-Q for the quarter ended September 6, 2002, filed on October 21, 2002).

4.8	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.7 to Host Marriott’s Amendment No. 4 to its Registration Statement on Form S-4 (SEC File No. 333-55807) filed on October 2, 1998).

4.9	Articles Supplementary of the Company Classifying and Designating a Series of Preferred Stock as Series A Junior Participating Preferred Stock and Fixing Distribution and Other Preferences and Rights of Such Series (incorporated herein by reference to Exhibit 4.2 to Host Marriott Corporation’s Registration Statement on Form 8-A (Registration No. 001-14625) filed with the SEC on December 11, 1998).

4.10†	Registration Rights Agreement, dated as of March 16, 2004, among Host Marriott Corporation, Host Marriott, L.P. and Goldman, Sachs & Co. as representatives of the several Initial Purchasers named therein.

5.1†	Opinion of Venable LLP regarding the legality of the securities being registered.

8.1†	Opinion of Hogan & Hartson L.L.P. regarding certain tax matters.

23.1	Consent of Venable LLP (included as part of Exhibit 5.1).

23.2	Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 8.1).

23.3*	Consent of KPMG LLP, independent registered public accounting firm.

24.1†	Power of Attorney (included in signature page).

*	Filed herewith
†	Previously filed